EXHIBIT 99.1

Result of Summons to Written Resolution - Approved amendment to Golar’s unsecured bonds

Pursuant to the announcement dated May 9, 2023 where Golar LNG Limited (“Golar” or the “Company”) instructed Nordic Trustee AS to summon a Written Resolution for the Company's senior unsecured bonds maturing 20 October 2025 (ISIN NO 0011123432), Golar announces today that the Proposed Resolution (as defined in the Summons) was adopted according to the voting requirements of the Bond Terms. The Bond Trustee is therefore authorized to take the necessary actions to implement the Proposed Resolution. In connection with this, on June 2, 2023 Golar will pay a fee, equivalent to 3.75% of the Nominal Amount to bondholders of record on May 31, 2023.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

May 25, 2023

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act